September 9, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
2569 Wyandotte Street
Suite 101
Mountain View, CA 94043

       Re: Aditxt, Inc.
           Registration Statement on Form S-3
           Filed September 6, 2024
           File No. 333-281988
Dear Amro Albanna:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Richard A. Friedman, Esq.